UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 11-K

ANNUAL REPORT

Pursuant to Section 15(d) of the

Securities Exchange Act of 1934

COMCAST CORPORATION

(Mark one):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

  For the fiscal year ended December 31, 2005

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

  For the transition period from             to

Commission file number 000-50093

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

COMCAST-SPECTACOR 401(k) PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Comcast Corporation

1500 Market Street

Philadelphia, PA 19102-2148

COMCAST-SPECTACOR 401(k) PLAN

Financial Statements and Report of Independent Registered Public Accounting Firm

Comcast-Spectacor 401(k) Plan

December 31, 2005 and 2004

COMCAST-SPECTACOR 401(k) PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator

Comcast-Spectacor 401(k) Plan

Philadelphia, Pennsylvania

We have audited the accompanying statements of net assets available for benefits of the Comcast-Spectacor 401(k) Plan (the “Plan”) as of December 31, 2005 and 2004, and the related statement of changes in net assets available for benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the year ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the Plan’s basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2005 (Schedule H - Line 4i) is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic 2005 financial statements and, in our opinion, is fairly stated in all material respects, in relation to the basic financial statements taken as a whole.

/s/ MITCHELL & TITUS, LLP

Philadelphia, PA

June 12, 2006

COMCAST-SPECTACOR 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2005	2004
ASSETS
Investments at fair value	$23,949,635	$19,887,520
Participant loans	388,460	373,292

NET ASSETS AVAILABLE FOR BENEFITS	$24,338,095	$20,260,812

See notes to financial statements.

COMCAST-SPECTACOR 401(k) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year ended December 31, 2005
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Investment income
Net appreciation in fair value of investments	$150,876
Dividends and interest	805,432

956,308

Contributions
Participants	2,813,645
Employer	1,717,094
Rollover	243,495

4,774,234

Total additions	5,730,542

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Benefits paid to participants	1,602,256

Administrative expenses	51,003

Total deductions	1,653,259

Net increase	4,077,283

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	20,260,812

End of year	$24,338,095

See notes to financial statements.

COMCAST-SPECTACOR 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2005 AND 2004

NOTE	A - DESCRIPTION OF THE PLAN

The following description of the Comcast-Spectacor 401(k) Plan (the Plan) provides only general information. Participants should refer to the official Plan document for a complete description of the Plan’s provisions.

1.	General

The effective date of the Plan is January 1, 1992. The Plan is a defined contribution plan and is subject to the provisions of the Employee Retirement Income Security Act of 1974. The Plan covers “eligible employees,” as defined in the Plan document, who have completed one year of eligibility service (as defined in the Plan document) and have attained age 21. Effective January 1, 1994, a 401(k) feature was added to the Plan and the name was changed from the Spectacor Retirement Plan to the Spectacor Retirement and Savings Plan. Effective January 1, 1997, the name was changed to the Comcast-Spectacor 401(k) Plan. The following entities participate in the Plan, referred to collectively as “the Company”:

•	Comcast-Spectacor Limited Partnership (Plan Sponsor)
•	Comcast-Spectacor Limited Partnership Baysox Club, LLC
•	Comcast-Spectacor Limited Partnership Keys Club, LLC
•	Comcast-Spectacor Limited Partnership Shorebirds Club, LLC
•	Spectrum Arena Limited Partnership
•	Philadelphia Flyers Limited Partnership
•	Philadelphia 76ers Limited Partnership
•	Philadelphia Phantoms Limited Partnership
•	Comcast Spectacor Foundation
•	Flyers Skate Zone Limited Partnership
•	Global Spectrum Limited Partnership
•	Spectacor, Inc.
•	Patron Solutions Limited Liability Partnership
•	FPS Rinks Limited Partnership

The Trustee and Record-keeper for the Plan is Citigroup Institutional Trust Company and CitiStreet Associates, LLC, respectively.

2.	Contributions and Related Party Transactions

Each participant may make a pretax contribution deferring not less than 1% or more than 100% of eligible compensation (as defined in the Plan document), subject to Internal Revenue Service (IRS) regulations.

Effective January 1, 2005, the Company matching contribution formula provides a non-discretionary safe-harbor matching contribution on behalf of each participant who has made salary deferrals in the Plan year. This contribution is equal to 100% of the first 4% and 50% of the next 2% of the participant’s annual salary deferral contributions. This contribution shall be determined on an annual basis and shall be adjusted to the extent necessary after the end of each Plan year.

The Plan also provides for discretionary profit sharing contributions.

COMCAST-SPECTACOR 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2005 AND 2004 (Continued)

3.	Participant Accounts

Each participant’s account is credited with the participant’s elective deferral contribution, an allocation of the Company’s contribution, if any, and Plan earnings, net of expenses. Allocations of Company matching contributions are based on participant elective deferrals to the Plan. Allocations of profit sharing contributions are in proportion to total compensation. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

4.	Vesting

Participants are immediately vested in their elective deferral contributions plus actual earnings thereon. Participants shall have a fully (100%) vested and nonforfeitable interest in Company matching contributions for Plan years beginning on or after January 1, 2005. Matching contributions and any profit sharing contributions attributable to periods prior to January 1, 2005 will continue to vest according to their original schedule based on years of service. A participant is 100% vested after five years of credited service. Vesting can be accelerated under certain other conditions defined in the Plan document. All forfeited amounts may be applied to Plan expenses including legal, consulting, education materials, etc. or to reduce Company contributions.

In the event of whole or partial termination of the Plan, there will be full and immediate vesting of each affected employee’s account balance.

5.	Payment of Benefits

All benefits under the Plan are paid as lump-sum distributions. In-kind distributions are not provided for under the Plan.

6.	Loans to Participants

Citigroup Institutional Trust Company (the Trustee) may make loans from the Plan to participants in accordance with the Plan document. All loans to participants are considered investments of the participant’s account and bear a rate of interest. All loans are to be repaid within five years unless the loan is used to acquire a principal residence, in which case the term may be longer.

7.	Income Tax Status

The IRS issued a determination letter to the Plan, dated April 29, 2003, stating that the Plan was qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, is exempt from federal income tax under Section 501(a) of the Code. The Plan has been amended since receiving the determination letter. The Plan Administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

COMCAST-SPECTATOR 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2005 AND 2004 (Continued)

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

1.	Valuation of Investments and Income Recognition

Plan assets are stated at fair value. The fair value of mutual funds is determined by quoted market price. The change in fair value of assets during the year is measured by the difference between the fair value at year-end and the fair value at the beginning of the year or costs of purchases during the year and is reflected in the statement of changes in net assets available for benefits as net appreciation in fair value of investments.

Participant loans are stated at their outstanding balances, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

2.	Use of Estimates

In preparing financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

NOTE C - INVESTMENTS

The fair market value of investments held by the Plan representing 5% or more of the Plan’s assets are identified below.

FAIR VALUE OF INVESTMENTS

	December 31,
	2005	2004
Investments at fair value
Comcast Common Stock	$3,005,716	$3,390,945
Smith Barney Money Market - Government Portfolio	1,364,740	1,181,773
EuroPacific Growth Fund - F Share	2,495,617	1,495,189
Washington Mutual Investors Fund - F Share	3,231,553	3,154,137
The Growth Fund of America - F Share	4,079,592	3,139,443
Baron Growth Fund	1,569,360	1,048,055
Janus Balanced Fund	1,711,887	1,359,815
Strong Government Securities Fund	1,681,525	1,386,667
Royce Total Return Fund	1,521,122	1,400,938

COMCAST-SPECTACOR 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2005 AND 2004 (Continued)

During 2005, the Plan’s investments appreciated (depreciated) in value as follows:

NET CHANGE IN FAIR VALUE

Year ended December 31, 2005
Common Stock	$(790,224)
Mutual Funds	941,100

$150,876

NOTE D - TRUST AGREEMENT

Comcast-Spectacor, L.P., as Plan Sponsor, entered into a trust agreement with Smith Barney Corporate Trust Company (Trustee), a party-in-interest. Under the terms of this agreement, the Trustee will hold, invest and reinvest the funds. Comcast-Spectacor, L.P. has no right, title or interest in or to the trust fund maintained under this agreement.

NOTE E - PLAN TERMINATION

Although it has not expressed any intent to do so, each entity that constitutes the Company has the right under the Plan to discontinue its contributions and to terminate the Plan with the respect to its employees. Additionally, Comcast-Spectacor, L.P. has the right to terminate the Plan. In the event of Plan termination, participants will become 100% vested in their accounts.

NOTE F - PLAN AMENDMENTS

On December 19, 2005, the Plan was amended to change the computation of the eligibility period for subsequent years in which the employee had not yet reached the 1,000 hours of service required in a one-year period beginning on their date of hire and ending on their one-year anniversary (“employment year”). Per the amendment, effective January 1, 2005, if the employee had not satisfied the eligibility requirement of 1,000 hours of service in their first employment year, the subsequent measuring periods to determine eligibility will be the Plan year, rather than the employment year.

Also on December 19, 2005, the Plan was amended with respect to automatic rollover requirements relating to small sum mandatory distributions. Effective for distributions on or after March 28, 2005 that are greater than $1,000 and not exceeding $5,000, the distribution shall be paid in a direct rollover to a Citibank individual retirement money market account unless the Plan participant elects otherwise.

COMCAST-SPECTACOR 401(k) PLAN

SCHEDULE H - LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2005

EIN 23-2303756

PLAN NO. 004

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value
			(e) Current Value
*	Smith Barney participant loans	Interest rates from 5.75%- 10.00%;	$388,460
		maturities from 2005-2036
	EuroPacific Growth Fund - F Share	Mutual fund	2,495,617
	Washington Mutual Investors Fund - F Share	Mutual fund	3,231,553
	The Growth Fund of America - F Share	Mutual fund	4,079,592
*	Comcast Common Stock	Common stock	3,005,716
	Baron Growth Fund	Mutual fund	1,569,360
	Cohen and Steers Realty Shares	Mutual fund	568,480
	Dreyfus Appreciation Fund	Mutual fund	218,375
	Dreyfus US Treasury Long Term Fund	Mutual fund	432,161
	Dreyfus Premier Emerging Markets Fund	Mutual fund	1,105,488
	ING GNMA Income Fund	Mutual fund	331,463
	Janus Balanced Fund	Mutual fund	1,711,887
	Strong Government Securities Fund	Mutual fund	1,681,525
	Royce Total Return Fund	Mutual fund	1,521,122
*	Smith Barney Money Market - Government Portfolio	Mutual fund	1,364,740
	T Rowe Price International Bond Advisor	Mutual fund	173,516
	American Century Vista Advisors	Mutual fund	459,040

			$24,338,095

*	Represents a party-in-interest to the Plan.

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement No. 333-101295 of Comcast Corporation on Form S-8 of our report dated June 12, 2006, relating to the statements of net assets available for benefits as of December 31, 2005 and 2004, the related statement of changes in net assets available for benefits for the year ended December 31, 2005 and the related supplemental Schedule H - Line 4i - schedule of assets (held at end of year) as of December 31, 2005, which report appears in the December 31, 2005 Annual Report on Form 11-K of the Comcast-Spectacor 401(k) Plan.

/s/ Mitchell & Titus, LLP

Philadelphia, PA

June 12, 2006

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed by the undersigned hereunto duly authorized.

COMCAST-SPECTACOR 401(k) PLAN

By:	Comcast Corporation

June 12, 2006

By:	/s/ Lawrence J. Salva
Lawrence J. Salva Senior Vice President, Chief Accounting Officer and Controller